Securities and Exchange Commission
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant
to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to
Rule 13d-2(a)

(Amendment No. 16)*

BALLY TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

05874B107
(CUSIP Number)

Alfred H. Wilms
2, BUS 6, St. Jansvliet
2000 Antwerp
BELGIUM
Telephone: 011-32-32-314-146
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:
Liuba Baban
Baker & McKenzie LLP
2001 Ross Avenue, Suite 2300
Dallas, Texas 75201
(214) 978-3000

January 22, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
____________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Page 1 of 4 Pages)

CUSIP No. 05874B107		Page 2 of 4 Pages

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alfred H. Wilms
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,659,524
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,659,524
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,659,524
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 5% (Exit Filing)[1]
14		TYPE OF REPORTING PERSON* IN
__________
1 Assumes a total of 54,673,000 shares of common stock outstanding, as of January 8, 2008, based on Bally Technologies Inc.'s Amendment No.1 to the Annual Report on Form 10-K/A for the period ended June 30, 2007, filed with the Securities and Exchange Commission on January 14, 2008.

Page 3 of 4 Pages
Explanatory Note

This Amendment No. 16 (the "Amendment") to Schedule 13D originally filed with the Securities and Exchange Commission on January 9, 1984 (as heretofore amended and supplemented, the "Original Filing"), by Alfred H. Wilms (the "Reporting Person"), is being filed with respect to the common stock, par value $0.10 per share (the "Common Stock"), of Bally Technologies, Inc., formerly known as Alliance Gaming Corporation, a Nevada corporation, with principal executive offices at 6601 South Bermuda Rd., Las Vegas, Nevada 89119 (the "Issuer"). The Amendment is being filed pursuant to Rule 13d-2(a) and (b) under the Securities Exchange Act of 1934, as amended, to report that the Reporting Person ceased to be the beneficial owner of more than 5% of the Common Stock of the Issuer and that the Amendment is the final amendment to the Original Filing and the exit filing for the Reporting Person.

The Original Filing is hereby amended as follows:

Item 5.                                 Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)–(b) The Reporting Person beneficially owns 2,659,524 shares of the Common Stock, which is less than 5% of the outstanding Common Stock of the Issuer.

(c)            Set forth below are the transactions in the Common Stock of the Issuer by the Reporting Person during the past 60 days, effected upon the exercise of exchange traded calls:

Date of Transaction	Quantity Sold	Price per Share	Proceeds
12/27/2007	23,618	$52.07	$1,228,024.79
12/26/2007	123,747	$52.044	$6,430,347.44
12/21/2007	158,700	$45.00	$7,453,239.23
12/20/2007	100	$45.00	$4,720.29
02/13/2007	93,068	$19.839	$1,838,868.92
02/17/2007	10,500	$19.83	$207,363.60
01/10/2008	136,092	$49.023	$6,660,643.68
01/08/2008	159,183	$49.243	$7,825,868.48
01/07/2008	9,725	$49.002	$475,755.12
01/03/2008	85,183	$50.444	$4,290,136.97
01/02/2008	27,452	$50.007	$1,370,591.96
01/22/2008	141,200	$45.00	$6,342,704.00

(d)            Not applicable.

(e)            The Reporting Person ceased to be the beneficial owner of more than 5% of the Common Stock of the Issuer on January 22, 2008.

Page 4 of 4 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   January 22, 2008

 /s/ Alfred H. Wilms
Alfred H. Wilms